                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                             Trans Financial, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   89323N102
     --------------------------------------------------------------------
                                (CUSIP Number)



                                August 6, 1998
       ----------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

                                 Schedule 13G
================================================================================

  CUSIP NO. 89323N102                                          Page 2 of 6 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                          Citadel Limited Partnership
                          FEIN No.: 36-3754834

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
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                          SOLE VOTING POWER
                     5
     NUMBER OF            767,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             767,500 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      767,500 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      6.5379%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a)    Name of Issuer:

             Trans Financial, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             500 East Main Street,
             Bowling Green, Kentucky  42101

Item 2(a)    Name of Persons Filing:

             Citadel Limited Partnership, an Illinois limited partnership ("Citadel").


Item 2(b)    Address of Principal Business Office or, if None, Residence:

             225 West Washington Street, 9/th/ Floor,
             Chicago, Illinois  60606

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Stock, no par value, of Trans Financial, Inc.

Item 2(e)    CUSIP Number:

             89323N102

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a)   [_] Broker or dealer registered under Section 15 of the Exchange Act;
             (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act;
             (c)   [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
             (d)   [_] Investment company registered under Section 8 of the Investment Company Act;
             (e)   [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
             (f)   [_] An employee benefit plan or endowment fund in accordance with Rule 13d-
                        1(b)(1)(ii)(F);

                               Page 3 of 6 Pages
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   (g) [_]  A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
   (h) [_]  A savings association as defined in Section
            3(b) of the Federal Deposit Insurance Act;
   (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
   (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

         (a)  Amount beneficially owned:

              767,500 Common Shares, no par value (the "Shares")

         (b)  Percent of class:

              6.5379%

         (c)    Number of shares as to which such person has:
         (i)    Sole power to vote or to direct the vote:  767,500 Shares
         (ii)   Shared power to vote or to direct the vote: None
         (iii) Sole power to dispose or to direct the disposition of: 767,500 Shares
         (iv)   Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

                               Page 4 of 6 Pages

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certifications.

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                               Page 5 of 6 Pages
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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 14, 1998




By:  Citadel Limited Partnership


     By: /s/ Charles H. Winkler
         -----------------------
         Charles H. Winkler
         Chief Operating Officer


                               Page 6 of 6 Pages